FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 23, 2005

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

        Euro Disney announces completion of its legal and financial restructuring

(Marne-la-Vallée, February 23, 2005)  Euro Disney S.C.A. announced today the official completion of its legal and financial restructuring following the final settlement of the Company’s share capital increase.

Accordingly, the terms of the Memorandum of Agreement between the Company, The Walt Disney Company and the Company’s lenders and subsequent related documentation are now fully effective.

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,033 additional third-party rooms located on the site), two convention centres, Disney Village (a dining, shopping and entertainment centre) and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney S.C.A.’s shares trade in Paris (SRD), London and Brussels.

These materials are not an offer to sell or a solicitation to buy any securities in the rights offering in France, the United States or any other jurisdiction.  The rights offering has been made only by means of an offering document complying with the applicable securities laws of the jurisdiction or jurisdictions in which such rights offering shall be made.  The securities offered in the rights offering have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or in any other jurisdiction absent registration, an applicable exemption from registration requirements or qualification under the applicable securities laws of such jurisdiction.

Corporate Communication		Investor Relations
Pieter Boterman		Fiona Lord Duarte
Tel: +331 64 74 59 50		Tel: +331 64 74 58 55
Fax: +331 64 74 59 69		Fax: +331 64 74 56 36
e-mail: pieter.boterman@disney.com		e-mail: fiona.lord.duarte@disney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: February 23, 2005

	By:	/s/ Diane Fuscaldo
Name: Diane Fuscaldo
Title: Director Corporate Controllership